Mail Stop 4561

March 30, 2010

Edward L. Donnelly, Jr.
Chief Executive Officer
DynaVox Inc.
2100 Wharton Street, Suite 400
Pittsburgh, PA 15203

> Re: **DynaVox Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed on March 19, 2010**
>   **File No. 333-164217**

Dear Mr. Donnelly:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. For purposes of this comment letter, we refer to the pagination in a marked courtesy copy of your filing that was provided to us by counsel. Unless otherwise noted, all references to prior comments refer to comments appearing in our letter dated March 4, 2010.

Organizational Structure

Offering Transactions, page 30

1.   We note your response to prior comment 3 and your proposed revised disclosures on page 31 where you allocate the existing tax basis at the time of the offering between tangible and intangible assets. Please tell us and disclose what portion of the existing tax basis in goodwill will be deductible for tax purposes. To the extent that any portion of the goodwill is not deductible then explain what impact, if any that will have on the payments you expect to make under the tax receivable agreement.

Dilution, page 37

2.   Please provide your calculations to support the pro forma net tangible book value as of January 1, 2010 and the pro forma net tangible book value as of January 1, 2010 after giving effect to the transactions described under "Unaudited Pro Forma Consolidated Financial Information." Also, include a reconciliation of the

number of shares used in the denominator for each calculation and explain further
your basis for assuming the exchange of all New Holdings Units (other than
DynaVox Inc.) into Class A common stock in your calculations. Alternatively,
tell us your consideration to include the impact on dilution to new investors
assuming the exchange of all New Holdings Units as a footnote to your dilution
table information. Ensure that your calculations reconcile to the pro forma
balance sheet disclosures provided elsewhere in your registration statement.

Unaudited Pro Forma Consolidated Financial Information, page 39

3.   We note your response to prior comment 4 where you determined that pro forma
per share data was not necessary since the company's earnings for the preceding
12 months exceeded the expected distribution. Please clarify that you considered
both the distribution to existing owners and the repayment of outstanding debt in
your response. If so, then provide the calculations that support your conclusions
or alternatively revise your disclosures to include the pro forma per share data
giving effect to the number of shares whose proceeds will be used to pay either
one or both of these distributions.

4.   Revise your disclosures in footnote 6(a) to incorporate the information provided
in response to prior comment 5. In this regard, include a discussion regarding the
performance-based options that will vest upon the pricing of the offering as a
result of the Class A unit holders achieving the required return on their original
capital contribution as well as a discussion of the Compensation Committee's
approval to accelerate the CEO and CFO's service-based units.

5.   Please provide your calculations and assumptions that support the adjustments to
both deferred tax assets and payable to related parties that give effect to the tax
receivable agreement. In this regard, tell us the realizable tax benefit for (a) the
tax basis in the intangible assets of Holdings LLC at the date of the offering
(b) the increase in the tax basis of the purchased interests and (c) any other tax
benefits included in your calculations.

6.   Supplementally provide a breakdown, by amount and footnote number, of the pro
forma adjustments affecting retained earnings (accumulated deficit). Also, please
provide support to the $24.2 million adjustment to additional paid-in-capital for
estimated net proceeds from this offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Equity-Based Compensation, page 69

7.   We note you utilized an independent valuation expert to assist management in
        determining the grant date value per unit for each unit issuance. Please describe
        the nature and extent of the valuation firm's involvement in the determination of
        the fair value of the units and tell us how you considered the guidance in
        Rule 436(b) of Regulation C regarding the reference to this specialist. Please see
        Question 141.02 of our Compliance and Disclosure Interpretations related to
        Securities Act Sections for guidance.

8.   We note your response to prior comment 7 and the proposed disclosures that you
        intend to include in your next amendment. Please revise such disclosures to more
        clearly explain the significant increase in the market value of invested capital
        ("MVIC") from your December 2009 valuation to the MVIC based on your
        estimated IPO price as determined by your underwriters. In this regard, the
        factors cited do not adequately reconcile these differences. To the extent that
        there were material changes between the estimated valuation first communicated
        by the underwriters and the current valuation, provide us with this information.
        Also, tell us how any communications regarding estimated valuations by the
        underwriters factored into your December 2009 valuation. Furthermore, as
        previously requested, tell us how you considered the proximity of the
        December 2009 valuation to the filing of your registration statement in
        determining the appropriateness of the marketability discount used in your
        December 2009 valuation.

Management, page 90

9.   Please ensure that you have included complete biographies for the new director
        nominees, Mr. Nieto and Mr. Liken.

Certain Relationships and Related Person Transactions

Repurchase of Equity Held by Sunrise, page 129

10.   The final sentence of this section appears to be incomplete. Please clarify this
        sentence, consistent with the requirements of Item 404(a) of Regulation S-K.

Principal Stockholders, page 130

11.   Footnote 8 on page 132 indicates that Mr. Mayer shares beneficial ownership of the shares held by Park Avenue Equity Partners, L.P. Please ensure that you have disclosed all persons who directly or indirectly have or share voting and/or investment power with respect to the holdings of this entity and Vestar. See Instruction 2 to Item 403 of Regulation S K and Rule 13d-3 under the Exchange Act.

*   *   *   *   *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        You may contact Megan B. Akst at (202) 551-3407 or Kathleen A. Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please address all other questions to David L. Orlic at (202) 551-3503, or, if you require further assistance, to me at (202) 551-3462. If you thereafter require additional assistance you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3735.

                                                Sincerely,

                                                Mark P. Shuman
                                                Legal Branch Chief

cc: Via facsimile: (212) 455-2502
        Joshua Ford Bonnie, Esq.
        Simpson Thacher & Bartlett LLP